Exhibit 99.2

DESCRIPTION OF SHARE CAPITAL

General

We are a Cayman Islands company and our affairs are governed by our sixth amended and restated memorandum and articles of association, or our memorandum and articles of association, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

As of the effective date of our memorandum and articles of association, our authorized share capital is US$5,625,000 divided into 10,000,000,000 shares, comprising of (i) 5,000,000,000 Class A ordinary shares of a par value of US$0.0005625 each, (ii) 100,000 Class B ordinary shares of a par value of US$0.0005625 each, (iii) 200,000 Class C ordinary shares of a par value of US$0.0005625 each, and (iv) 4,999,700,000 shares of a par value of US$0.0005625 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of our memorandum and articles of association.

Our share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one vote, each Class B ordinary share shall entitle the holder thereof to ten votes, and each Class C ordinary share shall entitle the holder thereof to 10,000 votes, on all matters subject to vote at general meetings of our company. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

The following are summaries of material provisions of our memorandum and articles of association as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Transfers of Shares

Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our founders or any of their respective affiliates controlled by one or more of them, each such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary shares.

Upon (i) any sale, transfer, assignment or disposition of Class C ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through a voting proxy or otherwise to any person that is not an affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person other than an affiliate of such holder, (iii) Mr. Xi Zeng, our chairman of board of directors and chief executive officer, ceasing to be the ultimate beneficial owner of at least 80,698,283 Class A ordinary shares (on an as-if-converted basis) at any time, (iv) Mr. Xi Zeng being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and/or mental condition, Class C ordinary shares held by a holder thereof will be automatically and immediately converted into the same number of Class A ordinary shares. Except for voting and conversion rights, holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for a period of up to 30 years);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

Our ordinary shares are issued in registered form and are issued when registered in our Register of Members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall, on a poll, entitle the holder thereof to one vote on all matters subject to vote at our general meetings, each Class B ordinary share shall, on a poll, entitle the holder thereof to ten votes on all matters subject to vote at our general meetings, and each Class C ordinary share shall entitle the holder thereof to 10,000 votes on matters subject to vote at general meetings of our company.

Conversion

Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares in any event.

Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our founders or an affiliate controlled by one or more of our founders, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not one of our founders or an affiliate controlled by one or more of our founders, each such Class B ordinary share shall be automatically and immediately converted into one of Class A ordinary share.

Upon (i) any sale, transfer, assignment or disposition of Class C ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through a voting proxy or otherwise to any person that is not an affiliate of such holder, (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person other than an affiliate of such holder, (iii) Mr. Xi Zeng, our chairman of board of directors and chief executive officer, ceasing to be the ultimate beneficial owner of at least 80,698,283 Class A ordinary shares (on an as-if-converted basis) at any time, or (iv) Mr. Xi Zeng being permanently unable to attend board meetings and manage the business affairs of our company as a result of incapacity solely due to his then physical and/or mental condition, Class C ordinary shares held by a holder thereof will be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid either out of profits or out of share premium, provided that in no circumstances may a dividend be paid of this would result in our company being unable to pay its debts as they become due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). The shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall entitle the holder thereof to one vote, each Class B ordinary share shall entitle the holder thereof to ten votes, and each Class C ordinary share shall entitle the holder thereof to 10,000 votes, on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder holding not less than ten percent (10%) of the votes attaching to the shares present in person or by proxy. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolutions.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of Nasdaq.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares that carry not less than one-third of the total number of votes attaching to all of our issued and outstanding shares entitled to vote at general meetings to require an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all votes attaching to all our shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of any shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require, is paid to the company thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board of directors may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as possible, the losses are borne by our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of a company’s profits or share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. In addition, we may only amend, alter, modify or change the rights, restrictions, preferences or privileges of Class C ordinary shares with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of any shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders).

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase the share capital by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum and articles of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Act is modeled after that of the English companies legislation but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of shareholders or class of shareholders, as the case may be, or (b) a majority in number of representing 75% in value of creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the due majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of a scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against or derivative actions in our name to challenge an act which:

●	is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

●	requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained; and

●	constitutes a “fraud on the majority,” where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company including a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the board of directors at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association and as permitted by the Companies Act, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the consent in writing of two-thirds of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general rights under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders).

Anti-takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

Staggered Board of Directors

The Companies Act and our memorandum and articles of association do not contain provisions that require staggered board arrangements for a Cayman Islands company.